[AmTrust Financial Services, Inc. letterhead]

February 11, 2015

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 1, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 10, 2014
File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated February 4, 2015 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the period ended September 30, 2014 of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to the Consolidated Financial Statements

1.	Please refer to response to prior comment 1 and address the following:

•
Revise your proposed disclosure to indicate, if true, that the difference between the acquired loss and LAE reserves recorded, based on your existing accounting policies, and your best estimate of the fair value of such reserves at the acquisition date is recorded either as an intangible asset or another liability, as applicable. Refer to ASC 944-805-30-1.

•	Tell us how your method of amortizing the difference referred to in the above bullet ratably over the payout period complies with ASC 944-805-35-1.

Response: Our proposed revised disclosure to our initial response to be included in future periodic reports in Note 2. Significant Accounting Policies (with additions/deletions to the “Business Combinations” subsection on page F-15 underlined/struck through) is as follows:

Business Combinations - The Company accounts for business combinations under the acquisition method of accounting, which requires the Company to record assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their respective fair values as of the acquisition date in the Company's consolidated financial statements. The Company accounts for the insurance and reinsurance contracts under the acquisition method as new contracts, which requires the Company to record assets and liabilities at fair

Jim B. Rosenberg
Division of Corporation Finance
February 11, 2015

value. The Company adjusts the fair value loss and LAE reserves by recording the acquired loss reserves based on the Company’s existing accounting policies and then discounting them based on expected reserve payout patterns using a current risk-free rate of interest. This risk free interest rate is then adjusted based on different cash flow scenarios that use different payout and ultimate reserve assumptions deemed to be reasonably possible based upon the inherent uncertainties present in determining the amount and timing of payment of such reserves. The difference between the acquired loss and LAE reserves and the Company’s best estimate of the fair value of such reserves at the acquisition date is recorded either as an intangible asset or another liability, as applicable, and amortized ~~is amortized ratably over the estimated payout period~~ proportionately to the decrease in the acquired loss and LAE reserves over the payout period for the acquired loss and LAE reserves. The Company records contingent consideration at fair value based on the terms of the purchase agreement with subsequent changes in fair value recorded through earnings. The determination of fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the Company records the excess of the purchase price over the fair value of the acquired net assets, where applicable, as goodwill. The Company assigns fair values to intangible assets based on valuation techniques including the income and market approaches. The Company expenses costs associated with the acquisition of a business in the period incurred. The Company includes the results of operations of an acquired business in its consolidated financial statements from the date of the acquisition.

Response: Our method of amortizing this intangible asset or another liability is to amortize the balance over the expected cash flow payout pattern of the loss reserves. We believe this method meets the criteria set forth under ASC 944-805-35-1, which states “After the business combination, the acquirer shall measure the intangible asset (or other liability) on a basis consistent with the related insurance or reinsurance liability.” We have revised the disclosure above to clarify this point and removed the disclosure that referred to amortizing ratably over the estimated payout period, replacing it with the disclosure “amortized proportionately to the decrease in the acquired loss and LAE reserves over the payout period”.

24. Segments, page F-69

2.
Your proposed disclosure provided in response to prior comment 3 provides premiums written by each group of similar products. Please represent to us that in your future periodic reports you will modify this disclosure to provide premiums earned by each group of similar products. Please represent to us that in your future periodic reports you will modify this disclosure to provide premiums earned by each group of similar products either in addition to your proposed premiums written disclosure or in lieu thereof.

Jim B. Rosenberg
Division of Corporation Finance
February 11, 2015

Response: In future periodic reports, we represent that we will disclose our net earned premium by each group of similar products in lieu of providing this disclosure by gross written premium. Our proposed disclosure, using dollar amounts for the year ended December 31, 2013 by segment, is as follows:

24. Segments

The following table details net earned premium for each of the Company’s major lines of business, by segment, for the year ended December 31, 2013:

(Amounts in thousands)	Small Commercial Business	Specialty Risk and Extended Warranty	Specialty Program	Personal Lines Reinsurance	Total
Workers’ compensation	$665,087	$ -	$166,071	$ -	$831,158
Warranty	-	533,472	1,952	-	535,424
Other liability	37,308	108,018	125,827	7	271,160
Commercial auto and liability, physical damage	51,623	13,631	108,962	8,612	182,828
Medical malpractice	-	55,723	-	-	55,723
Other	79,794	100,993	117,559	91,351	389,697
Total	$ 833,812	$ 811,837	$ 520,371	$ 99,970	$ 2,265,990

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc:     Lisa Vanjoske, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP
Catherine Miller, AmTrust Financial Services, Inc.